June 5, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	Acer Therapeutics Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 3, 2020
File No. 333-238192

Ladies and Gentlemen:

This letter is being submitted in response to comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated June 4, 2020 with respect to the above-referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”) filed by Acer Therapeutics Inc. (the “Company”). Please find the Company’s responses to the Staff’s comments below. For your convenience, the Staff’s comments are shown immediately preceding the Company’s responses thereto. In addition and concurrently herewith, the Company has filed on EDGAR Amendment No. 3 (the “Amendment”) to the Registration Statement to include the changes discussed below made in response to the Staff’s comments.

Registration Statement on Form S-1

Our Business, page 1

1.	We note your revisions in response to prior comment 1. Please continue to revise your table to:

•

add separate columns for each stage of Development – Preclinical, Phase 1, Phase 2 and Phase 3 – and include an arrow for each of your product candidates showing the actual current status of development for each such product candidate for the indications in your table;

•	show the phase of development completed for EDSIVO, rather than TBD, and retain the footnote describing the problems; and

One Gateway Center, Suite 351, 300 Washington Street, Newton, Massachusetts 02458

Phone: (844) 902-6100

U.S. Securities and Exchange Commission

June 3, 2020

•

show the phase of development completed for ACER-001 for Urea Cycle Disorders which is listed as Pre-NDA and does not reflect whether that product candidate is preclinical, or in Phase 1, Phase 2 or Phase 3.

Response: The table has been revised to reflect the foregoing comments of the Staff.

If you require additional information, please contact the Company’s counsel, Patty DeGaetano at (858) 509-4033 or Mike Hird at (858) 509-4024, of Pillsbury Winthrop Shaw Pittman LLP.

Sincerely,

ACER THERAPEUTICS INC.

/s/ Chris Schelling

Chris Schelling

President and Chief Executive Officer

cc: Pillsbury Winthrop Shaw Pittman LLP

One Gateway Center, Suite 351, 300 Washington Street, Newton, Massachusetts 02458

Phone: (844) 902-6100